

September 15, 2010

By U.S. Mail and Facsimile to: (716) 625-0018

Michael W. Harrington
Chief Financial Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

> **Re: First Niagara Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-23975**

Dear Mr. Harrington:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

William Friar
Senior Financial Analyst